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                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               Form 12b-25

               Commission file Number    0-12712    1-8964

NOTIFICATION OF LATE  FILLING

(Check One)      (X)  Form 10-K   ( )  Form 11-K    ( )  Form 20-F
                 ( )  Form 10-Q   ( )  Form N-SAR

For period Ended: March 31, 1999

( ) Transition Report on Form 10-K   ( ) Transition Report on  Form 10-Q
( ) Transition Report on Form 20-K   ( ) Transition Report on Form N-SAR
( )Transition Report on Form 11-K

For the Transition Period Ended: NA

Read attached instruction sheet before preparing from. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATIN

Full name of registrant:    Halifax Corporation

Former name (if applicable):  N/A

Address of principal executive office (Street and  number):

5250 Cherokee Avenue

City, State and Zip Code:    Alexandria, Virginia  22312


PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in a reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(X) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SASR or the transition report portion thereof could not be filed within the prescribed time period thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Annual Report on Form 10-K for the period ending March 31, 1999 cannot be filed within the prescribed time period because the Company's independent auditors, Ernst & Young LLP, have not completed their audit of the Company's consolidated financial statements for the year ended March 31, 1999.

In March of 1999, the Company discovered that a large sum of money had been embezzled from a wholly owned subsidiary of the Company over a three-year period.

The Company advised the market that the embezzlement was likely to have a material effect on the Company's 1997, 1998 and 1999 operating results, potentially requiring a restatement of its financial statements for 1997, 1998 and the first three quarters of 1999, and had engaged Ernst & Young LLP to assist in the evaluation of the potential impact of this matter on the Company's previously reported and current consolidated financial statements.

The embezzlement was concealed through a complex scheme of altering the books and records of the Company making the reconstruction process difficult. Because the impact of this matter on the Company's previously reported and current consolidated financial statements has not been fully determined, the audit of the Company's consolidated financial statements for the fiscal year ended March 31, 1999 has not been completed. As a result, the Company's Annual Report on Form 10-K for fiscal year 1999 cannot be filed within the prescribed timeframe.


PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     John D. D'Amore,    (703) 750-2202

(2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchanged Act of 1934 or Section 39 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                ( X ) Yes   (  )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statement to be included in the subject report or portion thereof?
                                                ( X ) Yes   (  )  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment

                           Halifax Corporation
                 (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:


Date: _6/29/99          By: /s/ John D. D'Amore
                              John D. D'Amore
                              Vice President and Chief Financial Officer


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HALIFAX CORPORATION
FILE NO. 0-12712    1-8964
FORM 12b-25


PART IV
ATTACHMENT


As stated in Part III above, prior to the commencement of the audit of the consolidated financial statements for the year ended March 31, 1999, management of the Company advised Ernst & Young LLP that a significant embezzlement had been discovered within the Company and, as a result, certain transactions may have been inaccurately recorded on the books of
the Company.   The Company engaged Ernst & Young LLP to assist in the
evaluation of the impact of this matter on the Company's previously reported and 1999 consolidated financial statements. As of the date hereof, Ernst & Young LLP is in the process of assisting management in completing an evaluation and review of this matter. The Company anticipates that a significant change in the results of operations for its fiscal years ended March 31, 1997 and March 31, 1998 will be reflected in the corresponding statements of operations to be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999. Because the impact on the Company's previously reported consolidated financial statements has not been finally determined, the Company is unable to quantify those results at this time.

EY Letter

June 29, 1999


Mr. John J. Reis
President
Halifax Corporation
5250 Cherokee Avenue
Alexandria, VA 22312

Dear Mr. Reis:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Halifax Corporation's inability to timely file its annual report on Form 10-K for the year ended March 31, 1999, the factors described in the succeeding paragraph make impossible the submission of our report as of a date which will permit timely filing of your 1999 annual report to the Commission.

Prior to the commencement of the audit of the consolidated financial statements of Halifax Corporation for the year ended March 31, 1999, you advised us that a significant embezzlement had been discovered within the Company and, as a result, certain transactions may have been inaccurately recorded on the books of the Company. We have been engaged to assist in the evaluation and review of the impact of this matter on the Company's previously reported and 1999 consolidated financial statements. We believe the impact of this matter on the Company's previously reported and current consolidated financial statements is significant. Because the aforementioned evaluation and review has not been completed, the audit of Halifax Corporation's consolidated financial statements for the year ended March 31, 1999 has not been completed.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

                              Very truly yours,



                              /s/Ernst & Young LLP